MAIL STOP 3561


      	February 24, 2006

Mr. Troy Mutter, Chief Executive Officer
Surge Enterprises, Inc.
205-340 Linden Lane
Victoria, British Columbia Canada V8V 4E9

      Re:	Surge Enterprises, Inc.
      Amendment No. 2 to Registration Statement on Form SB-2
   File No. 333-128995
		Amendment Filed February 8, 2006

Dear Mr. Mutter:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 21
Software Sales, page 22
1. In your revised disclosures you indicate that your product allows your clients to use an internet search feature "including a search on
Google using various keywords". Please explain this disclosure - i.e., is Google integrated into your product, and if so, does the company have an agreement with Google to use its services in this manner?
2. We note that you plan to pay the amount owing Infectious Communications for development of the second version of the LinkSurge software. Please explain how you plan to pay this amount, given the limited cash balance and the current allocation of this amount to the remaining offering expenses. We may have further comment.
3. We note the disclosure on page 26 regarding the risk that your software may violate intellectual property rights. Please add a risk factor.

Management`s Discussion and Analysis, page 27
4. In the discussion of your results of operation for the six month period ended November 30, 2005 we note that you have changed the reason for the subcontracting expense payable to Infectious Communications. Previously you reported that the payment to Infectious was for the development of a website on behalf of your client, Logwood Development Co. Currently, you report that these payments were for the development of the second version of your software. Please advise us of why this change was made, and who developed the www.westcaicosrserve.com site. In addition, please report any subcontracting costs associated with this development. Also, the prior amendment indicated for the three month period ended
August 31, 2005 $2,811 were payable to Infectious Communications, while the most recent amendment indicates for the nine months ended
November 30, 2005 only $2,450 were payable to Infectious Communications. Please reconcile.
5. We note your supplemental response to prior comment eight from our letter dated December 19, 2005 that there was a verbal modification to the payment terms of the agreement with Infectious Communications.
We direct your attention to exhibit 10.5, which indicates that this agreement may only be changed or modified in writing and with the consent of both parties. Please revise the disclosure in this section to clearly state the terms of exhibit 10.5. Clarify whether, in light of this provision, the amount owed is currently delinquent.
If so, add a risk factor.

Plan of Operations, page 31
6. Please provide a detailed plan of operations, including milestones. State the time frame for commencing and completing each milestone. Disclose the estimated expenses associated with each milestone and discuss the anticipated source(s) of funding. We may have further comment.

Referral Program, page33
7. We note the disclosure that your referral program is through Share-it and that the terms of the referral arrangement are disclosed on page 23. However, it appears that Share-It provides two separate services. The disclosure on page 23 refers to Share-It`s activities in handling credit card transactions and delivering software to the purchaser. This is different from the disclosure on page 33, which indicates Share-It "manages the process by which parties enter into the referral program and the process of management and payment of the referring parties." We therefore reissue prior comment 17 from our letter dated December 19, 2005. Please clarify Share-It.com`s role in the referral program and disclose any fees payable to share-it.com in connection with their listing you as part of their referral management services.

Capital Expenses and Sources of Funds, page 34
8. We reissue prior comment 27 from our letter dated December 19, 2005. Please explain the basis for the statement that you expect your cash to satisfy your requirements for the next seven months. We note the remaining offering expenses and the amount owed to Infectious Communications to be paid from the available cash. We may have further comment.

May 31, 2005 Year End Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies

g) Revenue Recognition, F-9
9. We have reviewed your response to comment 35 and your analysis provided in your letter to us dated February 8, 2006. It appears that you are recognizing the PCS revenue together with the initial license fee pursuant to paragraph (59) of SOP 97-2. We noted from your disclosure on pages 32 and 36 that you expect to incur approximately $5,000 - $10,000 in fees for upgrades and enhancements to the software and that Mr. Mutter receives a salary for the services he provides to the Company (including software support). It does not appear that you have accrued the estimated costs of providing the services, including upgrades and enhancements as required by paragraph (59) of SOP 97-2. Please clarify and revise.
10. We have reviewed your response to comment 37 and noted the change in your accounting policy for recognizing revenue from website development contracts. It appears from the disclosure that each website development agreement contains several deliverable elements and you are recognizing revenue related to each deliverable element as it is delivered. Please provide an analysis supporting your accounting treatment and clarify how your accounting is consistent with EITF 00-21. Please advise and revise if necessary.




Exhibits
11. We reissue prior comment 38 from our letter dated December 19, 2005. Please file validly executed exhibits 10.7, 10.8 and 10.9.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	William MacDonald
	Fax: (604) 687-6314




Mr. Troy Mutter
Surge Enterprises, Inc.
February 24, 2006
p. 1